Approval on the Agreement of Merger

1. Method of the Merger
- Merger between hanarotelecom incorporated (the surviving company or the “Company”) and Korea Thrunet Co., Ltd. (the merged company or “Thrunet”)

• Pursuant to Article 527-3 of the Commercial Act of Korea, approval on a small-scale merger does not require convening of a shareholders meeting.

2. Objectives of the Merger
- To maximize synergy effect by enhancing management efficiency
- To strengthen competitiveness in the broadband Internet market

3. Merger Ratio: 1: 0.3570308
- Registered common shares (par value: KRW 5,000) of hanarotelecom inc. shall be issued in the ratio of 0.3570308 to one registered common share (par value: KRW 2,500) of Korea Thrunet Co. Ltd. as of the merger date.

4. Calculation Basis for Merger Ratio:
- As the merger between a listed company and a non-listed company, the ratio of the merger shall be calculated based on the asset value under the Enforcement Decree of the Securities Exchange Act and evaluation of non-listed stocks under the Inheritance Tax and Gift Tax Act on the condition that it is approved by the Minister of Information and Communication.

— Merger consideration of the Company: KRW 3,826 (the value of asset under the first item of sub-paragraph 2, paragraph 1, Article 84-7, the Enforcement Decree of the Securities Exchange Act)
— Merger consideration of Thrunet : KRW 1,366 (the value of net asset under paragraph 4, Article 54, the Enforcement Decree of the Inheritance Tax and Gift Tax Act)

• As for the odd lot of less than 1 share (based on a share of hanarotelecom inc.), the amount, which is calculated based on the Korea Exchange (KOSDAQ Market) closing price of new shares authorized to be issued at the time of the merger as of the listing date of share certificate of the new shares, shall be paid in cash.

5. Number of New Shares to Be Distributed at the Time of Merger

• 1,388,484 common shares
* The number of shares can decrease depending on disposal of odd lot of less than 1 share and exercise of appraisal rights of shareholders by shareholders of Korea Thrunet Co., Ltd.

6. Details of the Merged Company
- Company Name : Korea Thrunet Co., Ltd.
- Major Business : Integrated telecommunications services including telephony, broadband Internet/network, wireless communications.
- Relationship to the Company: Subsidiary
- Summarized Financial Statements for the Latest Fiscal Year (2004)

(Unit : KRW million)

Total Assets	414,716	Capital Stock	19,507
Total Liabilities	496,017	Sales	349,772
Total Shareholders Equity	-81,301	Net Income	79,329

7. Merger Schedule
- Creditors’ Objection Period : November 18, 2005 ~ December 19, 2005
- Merger Date : January 1, 2006
- Scheduled Merger Registration Date: January 9, 2006

8. Date of Board of Directors Resolution : September 14, 2005

• Outside Directors in Attendance : Present : 4 ; Absent : 1

9. Other key details of the Agreement of Merger
- The Agreement of Merger shall take effect upon the approval of each required BOD meeting. (However, the Agreement of Merger shall be invalidated if it’s not approved by relevant organizations stipulated by law or its registration is not accepted.)
- In case of natural disasters, significant changes in property or management state of the Company or Thrunet, or objection of a shareholder who owns not less than 20/100 of the Company’s total issued stocks under Article 527-3 of the Commercial Act during the period from the signing date of the agreement to the merger date, conditions for the merger may be modified or the agreement can be terminated upon consultation between the Company and Thrunet.
- Any matters related to the merger other than those stipulated in the Agreement of Merger shall be decided upon consultation between the Company and Thrunet.

• Date of Relevant Disclosure: September 5, 2005
* Applicable Laws: The Fair Trade Act, the Securities Exchange Act of Korea